FORM 4 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
                           17(a) of the Public Utility
  Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of
                                      1940


1.   Name and Address of Reporting Person

WETTREICH FINANCIAL CONSULTANTS, INC.
(Last)                (First)               (Middle)

17770 Preston Road
                    (Street)

Dallas                 TX                        75252
City)                  (State)                    (Zip)

2.   Issuer Name and Ticker or Trading Symbol

CAMELOT CORPORATION  CAML
3.  IRS or Social Security
     Number of Reporting
     Person (Voluntary)

4.  Statement for
     Month/Year
      10/97

5.  If Amendment,
     Date of Original
     (Month/Year)

6.  Relationship of Reporting Person to Issuer  (Check all applicable)

     _____Director            _____10% Owner
     _____Officer (give       __X___Other (specify
                   title below)            below)
Could be deemed to be part of a group
________________________

Table 1 - New-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of Security  (Instr. 3)
Common Stock

2.   Transaction  Date (Month/Day/ Year)

3.   Transaction  Code  (Instr. 8)

4.  Securities Acquired (A)  or Disposed of (D)  (Instr. 3,4 and 5)

5.   Amount of Securities  Beneficially Owned at End of  Month (Instr. 3 and 4)
     25,000
     170,326

 6.  Ownership  Form: Direct (D) or Indirect (I)  (Instr. 4)
                (D)
                (I)


7.  Nature  of Indirect Beneficial Ownership   (Instr. 4)
                See note


  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)


1.   Title of Derivative Security  (Instr. 3)

 Options


2.   Conversion or Exercise Price of Derivative Security


3.   Transaction Date (Month/ Day/ Year)

4.   Transaction Code  (Instr. 8)


5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3,4, and 5)


6.   Date Exercisable and Expiration Date (Month/Day/Year)


7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
           Title                               Amount or Number of Shares
 Common Shares      379,375



8.   Price  of Derivative Security (Instr.5).


9.   Number of Derivative Securities Beneficially Owned at End  of  Month
  (Instr. 4)


10.  Ownership Form of Derivative Security: Direct  (D) or  Indirect (I) (Instr.
4)
               (I)

11.  Nature of Indirect Beneficial  Ownership  (Instr. 4)

             See note.

Explanation of Responses: The reporting person owns 25,000 shares of the Issuer. The reporting person could be deemed to be part of a group though there is no agreement to act as such. Mr. Wettreich, a Director of the reporting person, is a Director of the Issuer, Alexander Mark Capital, Ltd. ("AMC"), AM Investments, Ltd. ("AMI"), Alexander Mark Securities, Ltd. ("AMS"), Meteor Technology, plc ("MT"), and Forme Capital, Inc. ("FORME"). Mr. Wettreich and his wife and children own all the outstanding shares of AMC. AMC owns all the outstanding shares of AMI which owns 57,633 common shares of the Issuer and owns the
majority of AMS which owns 2,733 common shares of the Issuer.   FORME owns
16,250 shares of the Issuer. MT owns 80,960 common shares of the Issuer. Mr. Wettreich owns 11,250 shares and options to purchase 300,000 shares of the Issuer. Mrs. Wettreich and her children own all the outstanding shares of the reporting person. Jeanette Fitzgerald, a Director of the reporting person, is also a Director of the Issuer, FORME, and owns 1,500 shares and options to purchase 79,375 shares of the Issuer. The reporting person disclaims any beneficial ownership in any shares not owned directly by it. Registrant effected a 1 for 40 Reverse Stock Split on all outstanding common shares and options effective July 15, 1997.